                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                       CCC Information Services Group Inc.
               --------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
               --------------------------------------------------
                         (Title of Class of Securities)

                                    12487Q198
               --------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
Tami E. Nason, Esq.                                      Larry Jordan Rowe, Esq.
Charlesbank Capital Partners, LLC                        Ropes & Gray
600 Atlantic Avenue                                      One International Place
Boston, MA  02210                                        Boston, MA  02110
(617) 619-5466                                           (617) 951-7407

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]



                               Page 1 of 9 Pages

                                  SCHEDULE 13D

-------------------                                        ---------------------
CUSIP No. 12487Q198                                           Page 2 of 9 Pages
-------------------                                        ---------------------

---------- ---------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charlesbank Capital Partners, LLC
---------- ---------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [_]
                                                                   (b)   [X]
---------- ---------------------------------------------------------------------
   3.      SEC USE ONLY
---------- ---------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
             OO
---------- ---------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
---------- ---------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts
--------------------------------------------------------------------------------
                       7.    SOLE VOTING POWER
     NUMBER OF                      8,737,199 shares
      SHARES        ------- ----------------------------------------------------
   BENEFICIALLY        8.    SHARED VOTING POWER
     OWNED BY                      ----
       EACH         ------- ----------------------------------------------------
    REPORTING          9.    SOLE DISPOSITIVE POWER
      PERSON                   8,737,199 shares
       WITH         ------- ----------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                                   ----
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         8,737,199 shares
---------- ---------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    [_]
           CERTAIN SHARES*
---------- ---------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     40.0%
---------- ---------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                       OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 2 TO
                               ------------------
                                  SCHEDULE 13D
                                  ------------

                       CCC Information Services Group Inc.
                       ----------------------------------

           This Amendment No. 2 hereby amends the initial Schedule 13D filed on July 10, 1998 and Amendment No. 1 to the initial Schedule 13D filed on July 28, 1998.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        Item 3 is amended by adding the following thereto:

        White River Ventures, Inc. ("White River Ventures"), an affiliate of Harvard, acquired 1,489,635 shares of Common Stock of the Issuer (including 346,395 shares subject to currently exercisable warrants) on November 30, 2001. Pursuant to the Existing Assets Management Agreement dated as of July 1, 1998 between Charlesbank, Harvard and certain individuals, Charlesbank may be deemed to have acquired beneficial ownership of the Common Stock of which White River Ventures is the direct owner.

        The shares and warrants to which this filing relates were acquired by White River Ventures for $6,287,820 pursuant to a Purchase Agreement ("Purchase Agreement") dated as of November 29, 2001 among the Issuer and White River Ventures, Capricorn Investors II, L.P. ("Capricorn II"), and Capricorn Investors III, L.P. ("Capricorn III" and together with White River Ventures and Capricorn II, the "Purchasers"). The 1,143,240 shares of Common Stock purchased thereunder represent White River Ventures' pro rata share of rights to purchase Common Stock that the Issuer intends to offer to current holders of its Common Stock and warrants for a per share price of $5.50 per share and $20,000,000 in the aggregate (the "Rights Offering"). Capricorn II and Capricorn III (the "Capricorn Entities") made similar advance purchases in the amount of their respective pro rata shares of the Right Offering in accordance with the Purchase Agreement. Under the Purchase Agreement, White River Ventures and the Capricorn Entities also agreed to purchase additional shares of Common Stock at the Rights Offering share price, in the event and to the extent that the Rights Offering is undersubscribed, for an additional purchase price of up to $11,511,140.50 in the aggregate (with respect to each of White River Ventures and the Capricorn Entities, the "Standby Subscription"). The amount of White River Ventures' Standby Subscription is $10,712,180. Each of White River Ventures and each of the Capricorn Entities purchased subordinated notes from the Company under the Purchase Agreement in principal amount equal to its respective Standby Subscription which notes may be surrendered in payment for such obligations. Finally, White River Ventures was issued warrants to purchase 346,395 shares of Common Stock at an exercise price of $5.50 per share under the Purchase Agreement (the "Warrants"); additional Warrants may be issued under the Purchase Agreement depending on the timing of the Rights Offering and the size of the aggregate Standby Subscription. The terms of the note and the Warrants are described further in Item 6.

        The funds used by White River Ventures to purchase the securities of the Issuer to which this filing relates were obtained from the general funds of Harvard, its indirect sole parent.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        Item 5 is amended in its entirety to read as follows:

    (a) Charlesbank is the beneficial owner of 8,737,199 shares of Common Stock (approximately 40.0% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission) which includes 346,395 shares of Common



                               Page 3 of 9 Pages

     To the best of Charlesbank's knowledge and belief, none of Charlesbank's managing members beneficially owns any shares of the Common Stock of the Issuer.

     As a result of the Shareholders Agreement, described more fully in Item 6, Charlesbank may be deemed pursuant to Rule 13d-5(b)(1) to be a member of a "group" with Capricorn II. Under Rule 13d-5(b)(1), the group is deemed to have acquired beneficial ownership of all of the equity securities of the Issuer that are beneficially owned by the other members of the group. However, Charlesbank disclaims beneficial ownership of the Common Stock owned by Capricorn II other than the shares reported in this Statement as beneficially owned by Charlesbank.

     (b) Charlesbank has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this
Schedule 13D relates, subject to the terms of the Shareholders Agreement described more fully in Item 6.

     (c) None, other than as set forth in Item 3.

     (d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Securities of the Issuer.
        ----------------------------

     Item 6 is amended by adding the following thereto:

     (i) Purchase Agreement. The Purchase Agreement provides for White River Ventures' purchase of (i) 1,143,240 shares of Common Stock at a purchase price of $5.50 per share, (ii) a subordinated promissory note in the principal amount of $10,712,180, and (iii) Warrants to purchase 346,395 shares of Common Stock as commitment fees thereunder (with additional Warrants potentially issuable depending on the timing of the Rights Offering and the size of the aggregate Standby Subscription). Under the Purchase Agreement, White River Ventures commits, in the event and to the extent that the Rights Offering is undersubscribed, to purchase additional shares of Common Stock (approximately 93% of the undersubscribed amount in number) at $5.50 per share (its "Standby Subscription"). The other investors party to the Purchase Agreement, the Capricorn Entities, also purchased shares of Common Stock, Warrants and notes, and committed to Standby Subscription purchases, on similar terms. For the convenience of the parties, White River Ventures may elect to offset its obligation to pay the purchase price for the Standby Subscription against the Issuer's obligation under the subordinated note referenced above.




                               Page 4 of 9 Pages

     (ii) Warrants to Purchase Common Stock. The Warrants entitle White River Ventures to purchase 346,395 shares of the Issuer's Common Stock at any time or from time to time until November 30, 2005 at an exercise price of $5.50 per share. Additional Warrants are issuable under the Purchase Agreement, depending on the timing of the Rights Offering and the size of the Standby Subscription. The Warrants permit "cashless" exercise," feature standard anti-dilution protection and entitle holders to the benefit of certain extraordinary distributions made on shares of Common Stock while such Warrants are outstanding. The Warrants are not transferable (other than to affiliates) until the third anniversary of the date of issue; thereafter they are freely transferable subject to securities law restrictions.

     (iii) Subordinated Promissory Note. Pursuant to the Purchase Agreement, White River Ventures purchased a subordinated note in the principal amount of $10,712,180 from the Issuer (the "Note") on November 30, 2001. The Note is subordinate to the Issuer's obligations under its credit facility and other senior debt of the Issuer, and the Note accrues interest at the rate applicable to amounts borrowed under such facility. The Note matures on the first to occur of certain dates designed to fall shortly following the closing of the Rights Offering or 75 days after the closing date of the Issuer's credit facility (or a date following full repayment of such credit facility).

     (iv) Registration Rights Agreement. Pursuant to a Registration Rights Agreement ("Registration Rights Agreement") dated as of November 30, 2001 among the Issuer, White River Ventures, and the Capricorn Entities (the "Investors"), and any direct or indirect transferees of the Investors. The Registration Rights Agreement provides that holders of shares of Common Stock purchased by the Investors under the Purchase Agreement and, to the extent necessary, in the Rights Offering (including any junior securities that may be issued on the Alternate Surrender Date) and the shares issued upon exercise of the Warrants (collectively, "Registrable Shares") will have the rights to require the Issuer to effect up to three registrations of such shares, only one of which is required to be an underwritten offering and up to two of which may be on Form S-1 if, for any reason, the Issuer is not eligible to register securities on Form S-3. Any such registration requires that the shares proposed to be registered have an aggregate market price in excess of $1,000,000, except that for an underwritten registration, the minimum aggregate market price is $5,000,000. The Issuer is permitted to effect any such demand registration by filing a prospectus supplement to the "shelf" registration statements on Form S-3, as amended, as originally filed by the Issuer with the Securities and Exchange Commission on June 29, 2001. The Registration Rights Agreement will also provide that holders of Registrable Shares will have unlimited piggyback registration rights, subject to customary pro rata underwriter cutbacks.

     (v) Shareholders Agreement. Capricorn II and White River Ventures entered into a Shareholders Agreement (the "Shareholders Agreement") as of August 7, 1998, which provides that Capricorn II and White River Ventures will vote all Common Stock now owned or hereafter acquired by them, and will take all reasonable action as shareholders of the Issuer to cause, the election to the board of directors of the Issuer of one individual designated from time to time by Capricorn II and any individuals designated from time to time by White River Ventures. Capricorn II's rights described in the preceding sentence may be exercised only so long as Capricorn II owns at least 80% of the Common Stock acquired by Capricorn II pursuant to the Stock Purchase Agreement. The Shareholders Agreement also will provide the parties with certain rights relating to dispositions of Common Stock, including mutual "tag along" rights and mutual first offer rights with respect to sales of such stock by the parties and, in White River Ventures' case, "drag along" rights entitling White River Ventures, in the event it proposes to sell its Common Stock to a third party, to require Capricorn II to sell its Common Stock to the same purchaser on substantially the same terms and conditions.




                               Page 5 of 9 Pages

Item 7. Material to be Filed as Exhibits.
        --------------------------------


Exhibit A  --  Information concerning Reporting Person's managing members.

Exhibit 1  --  Purchase Agreement dated as of November 29, 2001 among CCC
               Information Services Group Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc. incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

Exhibit 2  --  Form of Warrant incorporated by reference to Exhibit C to the
               Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group, Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P., and White River Ventures, Inc.,
               Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

Exhibit 3  --  Form of Note incorporated by reference to Exhibit B to the
               Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P., and White River Ventures, Inc.,
               Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

Exhibit 4  --  Form of Registration Rights Agreement incorporated by reference to Exhibit D to the Purchase Agreement dated as of November 29, 2001 among CCC Information Services Group, Inc., Capricorn Investors II, L.P., Capricorn Investors III, L.P. and White River Ventures, Inc., Exhibit 10.1 to the Current Report on Form 8-K filed by CCC Information Services Group Inc. on November 30, 2001.

Exhibit 5  --  Form of Shareholders Agreement dated as of August 7,1998
               (previously filed).


                               Page 6 of 9 Pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2001

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Tami E. Nason
   ----------------------------
   Name:  Tami E. Nason
   Title: Senior Vice President




                               Page 7 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------

                                                            Page Number In
Exhibit                                                     Sequentially
Number        Description                                   Numbered Copy
------        -----------                                   -------------

A             Information Concerning Reporting                   9
              Person's Managing Members


                               Page 8 of 9 Pages

                                    EXHIBIT A
                                    ---------

                                     Members
                                     -------

     The names of the managing members and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the managing member's business address is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

Members of Charlesbank Capital Partners, LLC

Name                                Present Principal Occupation
----                                ----------------------------

Michael R. Eisenson                 President and Chief Executive Officer

Kim G. Davis                        Managing Director

William P. Douglas                  Managing Director

Tim R. Palmer                       Managing Director

Mark A. Rosen                       Managing Director

Mary Lou Boutwell                   Managing Director

Michael Thonis                      Chief Financial Officer

Charles F. Wu                       Managing Director


                               Page 9 of 9 Pages